Exhibit 99.3

Moxian (BVI) Inc Reports Unaudited Financial Results for the First Half of 2023

Following a very difficult year in 2022, when bitcoin prices to a low of about $15,000, 2023 began with a more cheerful note. Bitcoin prices on average for the six months to June 2023 hover around the $26,000 mark.

For the Company, the immediate priority was the location of a new permanent site for its bitcoin operations. The earlier site, Columbus in Georgia proved to be untenable following volatile electricity prices as a result of the outbreak of the Ukraine War. Following intensive site searches, the Company decided to buy an outright piece of barren land for $1.2 million in April. Measuring about 1.8 acres and located in the town of Duff, near La Follette in the State of Tennessee, the site was chosen as its power supply was stable and prices competitive. Site clearance, levelling and preparation began in earnest in May, followed by the other major works, such as control room/office construction, electrical and plumbing works. An agreement with the local utility board was signed in August and by the end of September, a brand-new mining center was in place.

The Company also took the opportunity of a depressed market in 2022 to place an advance order for six units of supercomputing servers S19 XP for $5.3 million to be delivered on a progressive basis from the last quarter of the year. This additional purchase, together with the earlier fleet of equipment shipped from China, will ensure that the Company had enhanced computing power for its mining activities when site mining begin in the last quarter of the year.

The financial analysis of the results of operations for the six months to June 30, 2023 as compared to the corresponding period have to be evaluated from an understanding that the operations in the two periods were largely different. In the period to June 30, 2022, the Company enjoyed about four months of operational activity before the effects of the skyrocketing electricity costs made it unprofitable to continue. In the current period to June 30, 2023, the Company’s focus was on the construction of its new and permanent center and the results only comprise of a minor operation in Kazakhstan which started at the end of May. Only a meagre $7,272 was reported as revenue against $40,000 in the previous year.

As far as costs were concerned, the current year’s total includes operational US-based staff which did not exist in the corresponding period last year. The net result was a loss for the six months to June 30, 2023 of $3.5 million, compared to a loss of $922,000 in the corresponding period in 2022.

In the Balance Sheet comparison, cash and cash equivalents saw a slight dip of just under a million, a large part of which was in payment of invoices for the construction work-in-progress which amount to $1.5 million at the end of June 2023. Depreciation and other charges accounted for the net drop in total assets of the Company.

As of the date of this report, the new mining facility at Duff near La Follette, based on a new generation of hydro power, is virtually completed and the Company expects results going forward to be increasingly better.

MOXIAN (BVI) INC.

CONSOLIDATED BALANCE SHEETS

		As of
	Note	June 30, 2023 (Unaudited)	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents		$1,538,831	$2,505,286
Prepayments and other receivables	3	3,486,623	2,384,976

Total current assets		5,025,454	4,890,262
Digital assets	4	4,716,979	7,087,747

Property, equipment and vehicles	5	9,736,152	12,553,408
Construction-in-progress	6	1,522,949	-
TOTAL ASSETS		21,001,534	24,531,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other payables and accruals		$541,356	$613,455

Stockholders’ Equity

Preferred stock, $0.001010 par value, authorized; 50,000,000 shares, 5,000,000 shares issued and outstanding as of June 30, 2023 and December,31 2022		$5,050	$5,050
Common stock, $0.001 par value, authorized: 50,000,000 shares. Issued and outstanding: 35,554,677 shares as of June 30, 2023 and December,31, 2022		35,554	35,554
Additional paid-in capital		89,290,193	89,290,193
Accumulated deficit		(68,811,550)	(65,308,474)
Accumulated other comprehensive income		(59,069)	(104,361)
Total Shareholders’ Equity		20,460,178	23,917,962
Total Liabilities and Shareholders’ Equity		$21,001,534	$24,531,417

MOXIAN (BVI) INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended	Six Months Ended
	June 30, 2023	June 30, 2022
Revenue	$7,272	$40,422
Direct costs of revenue	(14,666)	(15,377)
Other operating costs	(2,802,735)	(161,540)

Loss from operations	(2,810,129)	(136,495)
General and administrative expenses	(692,947)	(785,579)
Other income
Loss before tax	(3,503,076)	(922,074)
Income tax	-	-
Loss after tax	(3,503,076)	(922,074)
Foreign exchange adjustment	45,292	-
Comprehensive loss for the period	$(3,457,784)	$(922,074)

Basic and diluted loss per ordinary share	$(0.097)	$(0.026)
Basic and diluted average number of ordinary shares outstanding	35,554,677	35,554,677

MOXIAN (BVI) INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total
Balance, June 30, 2022	5,000,000	5,050	35,554,677	35,554	82,290,193	(44,710,434)	$613,734	45,234,097
Net loss for the period	-	-	-	-	-	(20,598,040)	(718,095)	(21,316,135)

Balance, December 31, 2022	5,000,000	5,050	35,554,677	35,554	82,290,193	(65,308,474)	(104,361)	23,917,962
Net loss for the period	-	-	-	-	-	(3,503,076)	45,292	(3,457,784)

Balance, June 30, 2023	5,000,000	5,050	35,554,677	35,554	82,290,193	(68,811,550)	(59,069)	20,460,178

MOXIAN (BVI) INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2023	June 30, 2022
Net loss for the period	$(3,503,076)	$(922,074)
Adjustment to reconcile cash used in operating activities:
Depreciation of property, and equipment	2,817,256
	(685,820)	(922,074)
Changes in operating assets and liabilities:
Accounts receivable	53	(419,621)
Prepayments and other deposits	(1,101,604)	(531,200)
Other payables and accruals	(71,974)	(1,049,573)
USDC	2,370,769	(3,440,422)
Fixed assets	(1,522,949)	(29,933,308)
Cash used in operating activities	(1,011,525)	(36,296,198)
Cash raised in financing activities:
Proceeds from issue of new ordinary shares	-	40,000,000
	(1,011,525)	3,703,802
Effect of exchange rates on cash and cash equivalents	45,070	(410,845)
Net increase in cash and cash equivalents	(966,455)	3,292,957
Cash and cash equivalents, beginning of period	2,505,286	2,507,404
Cash and cash equivalents, end of period	$1,538,831	$5,800,361